Securities and Exchange Commission

March 18, 2013

March 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed on April 10, 2012
File No. 000-26207

Dear Ms. Thompson:

We are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 7, 2013. To assist in your review, we have included the Staff’s comment below prior to our response.

Form 10-K for the year ended January 28, 2012

Notes to Consolidated Financial Statements, page 34

(1) Summary of Significant Accounting Policies, page 34

Description of Business and Basis of Presentation, page 34

1.	We note your response to comment 1 from our letter dated February 1, 2013. In future filings, please separately quantify the impact of eCommerce sales on your comparable store sales percentages.

Response to Comment 1:

In accordance with the Staff’s request, the Company will separately quantify the impact of eCommerce sales on our comparable store sales percentages in future filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Brian T. Marley

Brian T. Marley
Executive Vice President and Chief Financial Officer